Exhibit 4.4

EMPLOYMENT AGREEMENT

between

(1) AEGON USA, Inc.

and

(2) Donald J. Shepard

THE UNDERSIGNED

AEGON USA, Inc., an Iowa Corporation, with offices in Baltimore, Maryland, U.S.A. (the “Company”), and

Mr. Donald J. Shepard (“Mr. Shepard”), have entered into this Employment Agreement (this “Agreement”) as of April 19, 2002.

WHEREAS:

The Company currently employs Mr. Shepard.

Mr. Shepard has served as a member of the Executive Board of AEGON N.V., and from April 18, 2002 Mr. Shepard has served as Chairman of the Executive Board of AEGON N.V., and in connection therewith, has entered into an employment agreement with AEGON N.V. as of even date herewith (the “AEGON N.V. Employment Agreement”).

The AEGON N.V. Employment Agreement shall be construed with this Agreement to together represent the full terms of Mr. Shepard’s remuneration and benefits with respect to his position as Chairman of the Executive Board of AEGON N.V. and as an employee of the Company.

The parties to this Agreement, thereby superseding previous agreements between Mr. Shepard and the Company or its affiliates, wish to lay down the conditions, which apply to their relationship.

DECLARE TO HAVE AGREED AS FOLLOWS:

Article 1 – Position

1.1	Mr. Shepard is an employee of the Company.

1.2	Mr. Shepard undertakes the obligation to perform as a good employee and to act or to omit acts as appropriate. As an employee of the Company, Mr. Shepard has the obligations which have been or will be imposed by law and by the Company.

1.3	Mr. Shepard shall dedicate himself and his energy, as an employee of the Company, to promote the interests of the Company. Mr. Shepard shall perform such responsibilities in addition to his primary responsibilities as Chairman of the Executive Board of AEGON N.V. Mr. Shepard shall devote at least twenty (20) hours per week of his time to the Company.

Article 2 – Duration of Agreement

2.1	This Agreement is entered into for an indefinite period and shall remain in full force and effect until the retirement or termination of Mr. Shepard pursuant to the terms hereof.

2.2	This Agreement terminates automatically, without requiring any notice, in the year in which Mr. Shepard reaches the age of 62, at the end of the month in which the annual General Meeting of Shareholders of AEGON N.V. is held in that year.

2.3

Upon termination of employment of Mr. Shepard for other than urgent cause (as that term is defined in the AEGON N.V. Employment Agreement), including termination by reason of death or disability, all rights of Mr. Shepard or his estate pursuant to this

Agreement in effect shall be deemed vested and enforceable for all purposes. This provision shall not be deemed to include items of personal use or expense or perquisites granted for the personal use of Mr. Shepard during employment.

Article 3 – Notice

3.1	This Agreement can be terminated by either of the parties by registered letter, taking into account. that Mr. Shepard shall be bound by a period of notice of three months and AEGON N.V. by a period of notice of six months.

3.2	Any termination or retirement pursuant to the AEGON N.V. Employment Agreement shall constitute termination or retirement under this Agreement, effective at the time the termination of the AEGON N.V. Employment Agreement shall be effective. Any notices to or from AEGON N.V. with respect to the termination or retirement pursuant to the AEGON N.V. Employment Agreement shall be deemed to be notice of such retirement or termination hereunder.

Article 4 – Remuneration

4.1	The amount of base salary, and the amount and nature of incentive compensation, stock awards and other forms of remuneration which Mr. Shepard is eligible to receive shall be determined in accordance with the AEGON N.V. Employment Agreement.

4.2	The portion of compensation paid by the Company hereunder shall be payable in U.S. dollars.

4.3	The AEGON N.V. Employment Agreement shall be construed with this Agreement to together represent the full terms of Mr. Shepard’s remuneration and benefits with respect to his position as Chairman of the Executive Board of AEGON N.V. and as an employee of the Company. As such, with respect to the remuneration and benefits to which Mr. Shepard is entitled under such agreements, (a) the Company and AEGON N.V. shall be jointly and severally responsible for 100% of the base salary and the Short-Term Incentive payments provided in the AEGON N.V. Employment Agreement, respectively, and shall allocate the payment of such between themselves; (b) AEGON N.V. shall be solely responsible for the award of shares and stock options under a Long-Term Incentive Arrangement, as determined by the Supervisory Board of AEGON N.V. from time to time; (c) AEGON N.V. shall be responsible for reimbursement of all travel and other business expenses incurred by Mr. Shepard; and (d) the Company shall be solely responsible for health, welfare and retirement benefits. Not withstanding the above, the Company and AEGON N.V. may direct the payment or provision of the above remuneration and benefits through the other.

Article 5 – Expenses

5.1	All expenses incurred by Mr. Shepard in the performance of his responsibilities hereunder, including travel expenses incurred by Mr. Shepard’s spouse, shall be reimbursed in accordance with the AEGON N.V. Employment Agreement. The Company may, however, pay such expenses under the direction of AEGON N.V.

5.2.	Personal use of any aircraft owned or leased by the Company or any of its affiliates is permitted for Mr. Shepard, as well as for his spouse and guests when accompanying him. Personal use means non-business related or connected use. Personal use of the Company plane by Mr. Shepard is only permitted when the Company plane is not otherwise required for business travel. When using the Company plane for personal use, income will be imputed to Mr. Shepard in accordance with Internal Revenue Service or other relevant taxing authority regulations and guidelines.

Article 6 – The Company General Employee and Executive Plans

6.1	Subject to the additions or exceptions set forth in this Article 6, Mr. Shepard shall participate in (a) all of the general employee retirement, savings, welfare and benefit plans of the Company on the same basis as the Company employees, and (b) all of the AEGON USA, Inc. executive compensation and benefit plans on the same basis as the executives of the Company and its affiliated companies.

6.2	Salaries and other payments that normally qualify when paid by the Company under the particular plans, but are paid by upstream affiliates, shall be taken into account (a) in determining the benefits of Mr. Shepard under the executive compensation, retirement and benefit plans, inclusive of, but not by way of limitation, the AEGON USA, Inc. Salary Continuation Plan, the AEGON USA, Inc. Executive Profit Sharing Plan or similar deferred compensation plan established for the benefit of Mr. Shepard (the “EPS Plan”), and the AEGON USA, Inc. Executive Life Insurance Plan and the AEGON USA, Inc. Donald J. Shepard Supplemental Executive Retirement Plan (“DJS SERP”), as those plans are amended or restated from time to time, as well as (b) in determining the Excess Long-Term Disability benefit to which Mr. Shepard is entitled as provided in the attached letter agreement dated February 18, 1999, a copy of which is attached hereto and incorporated herein.;

6.3	In determining the benefits of Mr. Shepard under the AEGON USA, Inc. Pension Plan (the “Pension Plan”) and the AEGON USA, Inc. Profit Sharing (401(k)) Plan (the “Profit Sharing Plan”), the salaries and other remuneration paid by upstream affiliates are not taken into account.

a)	To the extent that the benefit of Mr. Shepard is reduced under the Pension Plan by the fact that in determining the benefits of Mr. Shepard under the Pension Plan compensation paid by upstream affiliates are not taken into account under the Pension Plan, Mr. Shepard shall be compensated by an equal increase of the benefits of Mr. Shepard under the CEO SERP;

b)	To the extent that the ability of Mr. Shepard to defer the maximum amount of his compensation under the Profit Sharing Plan is reduced by the fact that the compensation paid by upstream affiliates are not taken into account under the Profit Sharing Plan, Mr. Shepard shall be compensated under the EPS Plan by taking into account his total compensation regardless of whether paid by the Company or any upstream affiliate for the purpose of determining the amount to be deferred in accordance with Mr. Shepard’s deferral election under the EPS and Profit Sharing Plans.

6.4	With respect to Mr. Shepard’s executive retirement benefits:

a)	Upon termination of employment at age 62, or if he elects earlier retirement pursuant to applicable retirement plan provisions, Mr. Shepard shall be entitled to full participation in all executive retirement plans currently in effect for his benefit, as if his service, and his then current remuneration eligible for inclusion in determining benefits under the Supplemental Executive Retirement Plan, had continued unchanged for three (3) additional years, it being intended that benefits would commence at the date of retirement but be calculated in all respects as if Mr. Shepard had attained three additional years of age and service at the remuneration level of the most recent applicable period through the date of actual retirement.

b)	In the event that, in connection with the termination of Mr. Shepard in accordance with the terms of the AEGON N.V. Employment Agreement, Mr. Shepard receives any severance payment consisting of an amount equal to three (3) years’ base salary plus three years short-term incentive payments, Mr. Shepard shall be considered as having retired at the end of the three-year period following termination and such severance payment shall be included in the determination of the amounts thereafter payable under the CEO SERP. Mr. Shepard shall not be entitled to any severance payments other than that provided under the AEGON N.V. Employment Agreement. Any such severance payment shall be in addition to any retirement benefits to which Mr. Shepard is entitled hereunder.

c)	The DJS SERP, effective April 19, 2002, as amended, incorporates the above provisions.

6.5	Mr. Shepard shall be reimbursed for annual physical examinations under the AEGON USA, Inc. Executive Physical Examination Plan without limitation.

6.6	Mr. Shepard shall be reimbursed for annual income tax return preparation and estate plan preparation and review under the AEGON USA, Inc. Executive Comprehensive Financial Planning Service Plan without limitation.

6.7	Mr. Shepard shall be provided with an automobile by the Company at no cost to Mr. Shepard.

6.8	Mr. Shepard shall be entitled to a Company-paid membership in a country club of the choice of Mr. Shepard in the USA. The membership of the Company in the Caves Valley Club and local dinner and business clubs are AEGON USA, Inc. memberships and do not constitute this membership.

6.9	Mr. Shepard shall not participate in either the AEGON USA, Inc. Short Term Incentive Compensation Plan or the AEGON USA, Inc. Long Term Incentive Plan.

6.10	A Company telephone shall be maintained at the private address of Mr. Shepard, which telephone may be used for personal telephone calls as well.

6.11	The period during which the AEGON USA, Inc. Salary Continuation Plan provides for payment of Mr. Shepard’s fixed salary has been designated at one year.

6.12	Modification of the plans mentioned in this Article 6 with respect to Mr. Shepard shall only apply to the extent approved by the Board of Directors of the Company, the relevant plan sponsor or AEGON NV, as appropriate. Proposed amendments to any such plans specifically applicable to Mr. Shepard that are inconsistent with the terms hereof and which are not generally applicable to other executives of the Company or its affiliates shall be reported to the Supervisory Board of AEGON N.V. at least thirty days in advance of the adoption of any such amendment.

Article 7 – Holiday

7.1	Mr. Shepard is entitled to such Holiday and leave as shall be determined by AEGON N.V. under the AEGON N.V. Employment Agreement.

Article 8 Restraint of competition

8.1	In the event of termination of the employment agreement, Mr. Shepard undertakes for a period of one year following the effective date of termination of the employment not to employ, solicit or endeavour to entice away from AEGON N.V., or from any other company of the AEGON group of companies any person who is or was a key employee of AEGON N.V., or any other company of the AEGON group of companies at any given time during the year immediately preceding the date of such termination. A key employee in the meaning of this clause can be defined as any employee with a position at the level of Senior Vice President or higher.

Article 9 – Previous Agreements; AEGON N.V. Employment Agreement

9.1	This Agreement supersedes all previous agreements between Mr. Shepard and the Company, and takes their place. After this Agreement has been signed, none of the Company and Mr. Shepard can any longer derive any rights from agreements which have been superseded herewith, but it is intended that previously existing plans of the Company as they pertain to Mr. Shepard shall remain in effect as intended; provided, however that the other plans or agreements referred to in Article 6 hereof remain in force except as modified or supplemented hereby or under the provisions of those plans. In this regard, with respect to the plans or agreements referred to in Article 6 hereof, any provisions thereof that are inconsistent with the terms of this Agreement are hereby suspended and shall be of no effect, and the subject matter thereof shall be governed solely by the applicable provisions of this Agreement.

9.2	The AEGON N.V. Employment Agreement shall be construed with this Agreement to together represent the full terms of Mr. Shepard’s remuneration and benefits with respect to his position as Chairman of the Executive Board of AEGON N.V. and as an employee of the Company. Any provision in this Agreement relating to the remuneration, benefits or severance that is duplicative of that in the AEGON N.V. Agreement shall be construed as redundant and not as a supplemental benefit.

Article 10 – Governing Law; Modification; Severability

10.1	This agreement shall be governed and construed in accordance with the laws of the State of Maryland, U.S.A. In addition, all remuneration and benefits paid to Mr. Shepard hereunder shall be in compliance with applicable law, including without limitation, the Sarbanes-Oxley Act of 2002. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement will continue in full force and effect without said provision.

Article 11 – Arbitration

11.1	Any disputes arising in connection with this Agreement, or further agreements resulting therefrom, shall be finally settled in accordance with the Rules of the American Arbitration Association and such proceedings shall take place at the principal offices of the Company in the U.S.A.

[signed on August 6, 2003][Amended on March 1, 2005]

/s/ Donald J. Shepard
Donald J. Shepard		AEGON USA, Inc.
By:
Title:

For acknowledgement
AEGON N.V., M. Tabaksblat, Chairman Supervisory Board

Donald J. Shepard Excess Long-Term Disability Agreement

February 18, 1999

Mr. Donald J. Shepard

18 Starlight Farm Drive

Phoenix, MD 21131

Dear Don:

Your Employment Agreement with AEGON USA, Inc. effective as of May 13, 1992, provides, among other matters, that you shall participate in all of the general employee welfare and benefit plans of AEGON USA, Inc. on the same basis as the AEGON USA, Inc. employees. This Agreement also provides that the full amount of your salary, regardless of the source (AEGON USA, Inc. or AEGON N.V.) should be taken into account in determining your disability benefit.

The AEGON USA, Inc. Long-Term Disability Plan (the “AEGON Plan”) provides for a basic monthly long-term disability (“LTD”) benefit equal to 50% of basic monthly earnings. The AEGON Plan also permits an employee to elect to increase his or her LTD benefit by 10% of basic monthly earnings, for a total LTD benefit of 60% of basic monthly earnings. The AEGON Plan, however, provides an overall cap on monthly disability benefits of $25,000. This LTD benefit cap limits your disability benefits to less than 60% of your basic monthly earnings.

Since you are not entitled to the same LTD benefits under the AEGON Plan as other AEGON employees by reason of the benefit cap, the Company will provide to you outside of the AEGON Plan a long-term disability benefit equal to the difference between 60% of your basic monthly salary at the time of your disability and the amount payable under the AEGON Plan. This excess LTD benefit will be paid out of the general assets of the Company. However, eligibility for this benefit and the terms of coverage shall be the same as provided in the AEGON Plan, a summary of which is attached hereto.

Your eligibility for this excess LTD benefit and the terms of coverage (such as the definition of “disability” and the rules regarding recuperation) shall be the same as provided in the AEGON Plan, the terms of which are incorporated herein by this reference. A summary of the AEGON Plan is attached. The Compensation Committee of the Board of Directors of AEGON USA, Inc. has the reserved authority to amend or terminate this excess LTD benefit to the same extent as its authority to amend or terminate the AEGON Plan. If you wish to bring a claim for this excess LTD benefit at any time, you should submit an application for the benefit to the Compensation Committee. The Compensation Committee will review your claim and authorize payment for the excess LTD benefit if and at the time you have been approved for LTD benefits under the AEGON Plan.

Since the full LTD benefit is being provided to you without any payment from you, you will be taxed on the full amount of the benefit if and when you receive it. However, this is not construed to be tax advice and you are advised to consult with your tax advisor regarding the tax consequences to you of this benefit.

Very truly yours,

/S/ EDWARD S. DUNN	Kees J. Storm
Edward S. Dunn
Chairman
AEGON USA, Inc.
Compensation Committee